June 27, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DigitalGlobe, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
Form 10-Q for the Period Ended March 31, 2013
Filed May 7, 2013
Form 8-K/A dated January 31, 2013
Filed April 16, 2013
File No. 1-34299

Dear Mr. Spirgel:

We are providing this letter in response to the comments raised in the letter dated May 30, 2013 (“2nd Comment Letter”) with respect to DigitalGlobe, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012 and filed on February 26, 2013, Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and filed on May 7, 2013, and Current Report on Form 8-K/A filed on April 16, 2013 (the “Form 8-K/A”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Mr. Yancey L. Spruill, Executive Vice President and Chief Financial Officer of the Company. To facilitate your review, the Staff comments, as set forth in the 2nd Comment Letter, are reprinted in italics and are followed by the Company’s response. Additionally, we are providing the following background information and accounting analysis. We believe this information and analysis will be helpful to you and is supportive of our responses.

Background Information and Accounting Analysis

As of the date of this letter, we are still in the process of constructing the GeoEye-2 satellite. We do not consider the construction complete until we have completed both the ground construction phase and the launch phase. We anticipate that we will substantially complete our ground construction in late 2013 or in 2014. At the time ground

Larry Spirgel

June 27, 2013

construction is complete, we will place the satellite into storage in a controlled facility for a period of time, currently estimated to be two to five years. This estimate is based on our anticipated capacity needs due to forecasted growth in demand and to replace capacity lost as satellites currently in-orbit are decommissioned. We note that at the time the GeoEye-2 satellite is placed in storage, it will not have been placed into service and will not be available for its intended use. After the satellite is removed from storage, we will incur a significant amount of construction costs, including the satellite launch and in-orbit testing, to get the asset to the condition and location necessary for its intended use. Accordingly, we have determined that it is appropriate to account for the GeoEye-2 satellite as construction-in process during the storage period and until it is in the condition and location necessary for its intended use.

We do not believe that the accounting guidance relating to idled facilities in ASC 360-10-35-49 is applicable to the facts and circumstances of placing the GeoEye-2 satellite into storage. An idled facility for purposes of this accounting guidance refers to an asset or group of assets previously placed into service at their intended location which were subsequently idled for a temporary period with the intent of placing them back into service at a later date. While we understand that application of that guidance to an asset that is ready for its intended use, but is instead idled might also be reasonable, the GeoEye-2 satellite will not be ready for its intended use when it is placed into storage. Rather, the storage period will represent a delay in construction, not a delay in placing an already constructed asset into service.

In reaching the conclusion that the GeoEye-2 satellite should continue to be accounted for as construction in-process, we considered the following:

Satellite Construction Process

The construction of a satellite is, as noted above, performed in two phases, both of which are required to bring the satellite to the condition and location necessary for its intended use. The first phase (or ground construction phase) includes constructing the satellite hardware and developing the satellite software. This phase is concluded with the successful ground testing of all of the satellite components and systems.

The second phase (or launch phase) includes launching the satellite into orbit and performing additional systems testing (while in orbit) to ensure that the satellite is functioning at its full operational capacity (“FOC”). The second phase is not inconsequential, can last up to three months, and currently has an estimated cost of approximately $180 million to $250 million.

At the date of this letter, the GeoEye-2 satellite is still in the first phase of satellite construction and we continue to actively work toward completion of the ground construction phase, at which time, either in late 2013 or in 2014, the satellite will be placed into storage in a controlled facility. Prior to launching the satellite after it is removed from storage, we will perform additional ground testing to ensure that the satellite is functioning properly.

Larry Spirgel

June 27, 2013

Accounting Analysis

We have accounted for the GeoEye-2 satellite during the ground construction phase as construction in process (“CIP”). We note that in the normal course of business CIP projects are not depreciated until the activities necessary to bring the asset to the condition and location necessary for its intended use have been completed and the asset has been placed in service. Additionally, we note that CIP projects are considered for impairment in connection with the long-lived assets impairment model prescribed by ASC 360-10-35.

We considered whether we should continue to apply the CIP accounting model to the GeoEye-2 satellite during the storage period or if there are other factors that would cause us to believe a different accounting model would be more appropriate. The primary factor that we considered was the impact of storage on the satellite’s estimated useful life.

Impact of Storage on the Satellite’s Estimated Useful Life

Functional life of the satellite - The expected operational life of the satellite is determined by considering the following factors: i) the orbit in which a satellite is placed; ii) the supply of fuel; iii) environmental stress; iv) the anticipated environmental degradation of solar panels and other components; v) the anticipated levels of solar radiation; vi) the probability of design failure of the satellite’s components from design of manufacturing defect; and vii) the quality of the satellite’s construction. We have determined that none of these factors will be negatively impacted as a result of placing the GeoEye-2 satellite into storage. Accordingly, we have concluded that the functional life of the satellite will not be impacted by placing the satellite in storage, and the expected useful life of the satellite after launch is not expected to be shortened as a result of having placed the satellite into storage.

Technological life of the satellite - While the technology involved in constructing a satellite is highly sophisticated, the primary technology used to obtain imagery (i.e., collection of panchromatic or multispectral imagery) has not changed significantly over time. While new technologies may emerge, the capabilities of the GeoEye-2 satellite are not expected to become obsolete as a result of the storage period, and the satellite (upon successful completion of the launch phase) will be able to perform all the functions for which it was designed. Additionally, we could augment the capability of the satellite while it is in storage. Accordingly, we do not expect the satellite to experience significant technological obsolescence as a result of being placed in storage.

Because the storage period is not expected to impact the satellite’s utility or estimated useful life, we concluded that we should continue to follow the CIP model to account for the asset in storage as we do not expect its value to decline during the storage period.

Larry Spirgel

June 27, 2013

The key points of that model that we have considered relate to the depreciation commencement date and the appropriate impairment model to apply. We have considered these points as follows:

Depreciation Commencement Date

Consistent with the CIP model and the applicable accounting guidance, it is our view that depreciation should not commence until the asset is in a condition and location necessary to provide services or other benefits of ownership based on the guidance at ASC 360-10-35-4, which indicates that depreciation costs should be recognized over the expected useful life of the asset in a systematic and rational manner.

For constructed assets, benefits of ownership are not realized until the asset is ready for its intended use as defined at ASC 360-10-30-1, which indicates that the cost of an asset includes costs incurred to bring the asset to the condition and location necessary for its intended use. In our case, these costs would include the launch phase, the costs of which are expected to be significant, and the satellite is not useful until it is successfully launched and placed in orbit.

Additionally, we considered accounting guidance for internal-use software at ASC 350-40-25-14 which indicates that capitalization shall cease no later than the point at which a computer software project is substantially complete and ready for its intended use, that is, after all substantial testing is completed.

Accordingly, we have concluded that depreciation period for the GeoEye-2 satellite should not commence until the satellite has been placed into orbit, substantial testing has been completed, and FOC has been established as the asset is not available for its intended use prior to that point in time.

Impairment Model

As we have concluded that the storage of the GeoEye-2 satellite is not likely to impact the satellite’s useful life or future contribution to revenue, we have concluded the accounting model for assets under development as discussed at ASC 360-10-35-35 to be the appropriate guidance for testing impairment.

This guidance indicates that the two-step long-lived assets impairment test prescribed by ASC 360-10-35-17 should be applied to long-lived assets under development. Accordingly, we will apply this impairment model to the GeoEye-2 satellite. We have previously concluded that all of our long-lived assets (including all satellites and ground stations) constitute a single asset group. Based on this conclusion, we intend to perform the impairment testing of the GeoEye-2 satellite as part of our single long-lived asset group if a triggering event occurs and, consistent with ASC 360-10-35-35, the analysis will incorporate both the anticipated future cash flows and corresponding costs to complete development of the GeoEye-2 satellite. We considered whether the GeoEye-2

Larry Spirgel

June 27, 2013

satellite should be considered as a separate asset group for purposes of the impairment assessment given that it will temporarily be placed into storage prior to its launch, but rejected this view because separately identifiable cash flows attributable to the GeoEye-2 satellite upon launch cannot be derived. That is, the lowest level of identifiable cash flows is attributed to the satellite constellation and not individual satellites. Accordingly, any attempt to project cash flows solely attributable to the GeoEye-2 satellite would be arbitrary.

Consideration of a Potential Alternative Model for Impairment Testing

Although we currently expect to launch the GeoEye-2 satellite within two to five years, we note that the timing of the launch is uncertain. Accordingly, we also considered analogizing to the impairment model for an indefinite lived intangible asset or acquired research and development as discussed in ASC 350-30-35-15 through 35-18. This analogy is consistent with our fact pattern as it applies to the GeoEye-2 satellite, as the storage period is not expected to affect the useful life of the satellite, and the depreciable life of the satellite cannot be determined until the satellite has been placed in service.

We note that if this alternative model was applied, we would expect no difference in the date for commencing depreciation (i.e., we would expect depreciation to begin once the useful life of the asset was no longer indefinite - which will be upon launch of the satellite). However, the impairment model that could be applied by analogy would be a “one-step” fair value test applied to a single satellite which could result in a different outcome than the “two-step” test applied to the single long-lived asset group prescribed by ASC 360-10.

Although we believe this potential alternative model has merit, we concluded that the CIP model was more directly supported by the accounting literature, particularly as the satellite is a long-lived tangible asset. We believe that because the storage period for the GeoEye-2 satellite is not expected to have a significant impact on the utility or useful life of the satellite after it is launched that the CIP model is appropriate to account for the GeoEye-2 satellite during the storage period.

Form 8-K/A filed April 16, 2013

Exhibit 99.2 - Unaudited Pro Forma Condensed Combined Financial Information

1.

We note your response to comment 1. We note that you believe that the GeoEye-2 satellite, which is under construction, is not impacted by a functional obsolescence adjustment. Due to the materiality of the asset value of the GeoEye-2 satellite, please expand the disclosure in MD&A in your Form 10-Q to discuss in detail all assumptions used regarding the recoverability of the asset balance for the GeoEye-2 satellite. Please include the assumptions regarding future cash flows in light of the lack of any historical cash flows for this satellite to date. Also, discuss how you determined the time that you estimate the GeoEye-2 satellite to remain in storage and how you determined the cash flows for future periods following the storage period. If the storage period is significant,

Larry Spirgel

June 27, 2013

explain why you believe obsolescence is not an issue for this asset. Please also expand the disclosure in Note 4 – Business Acquisition on page 10 of the Form 10-Q for the period ended March 31, 2013 accordingly.

Response:

We acknowledge the Staff’s comment and confirm that we will disclose in our Form 10-Q for the quarter ended June 30, 2013 and, where applicable, in our future periodic report filings the following:

We will add disclosure in the Overview section of our MD&A substantially as follows:

We maintain a constellation of satellites that are utilized in generating revenues. We manage the constellation and analyze the total capacity being provided by the constellation. The amount of capacity available is a factor in determining cash flow forecasts and potential future revenue. After ground construction of the GeoEye-2 satellite is successfully completed, we intend to place this satellite into storage as a construction-in-process project. We intend to launch and place into service the GeoEye-2 satellite when we determine that additional capacity is needed for forecasted growth in demand and to replace capacity lost as satellites currently in-orbit are decommissioned. We currently estimate that the GeoEye-2 satellite will be held in storage in a controlled facility for a period of two to five years and we estimate the costs to store and maintain the satellite will be approximately $5 - 7 million per year. These costs include the storage site, maintenance fees, insurance and periodic testing of the satellite. Capitalization of all costs associated with this satellite will cease during the period in which the satellite is in storage. Storage costs and all other incremental costs that result from placing the satellite into storage will be expensed as incurred.

While satellite technology is highly sophisticated, satellite imaging technology has not changed significantly over time. As a result, we do not anticipate that the imaging technology and capabilities of the GeoEye-2 satellite will experience any significant obsolescence during the satellite storage period and, therefore, we do not anticipate commencing depreciation of the satellite until it is placed into service.

Our satellites under construction are expected to have useful lives similar to those of our most recently launched satellites whose estimated useful lives range from nine to eleven years. We include the GeoEye-2 satellite in our assessment of impairment of our satellite constellation long-lived assets group. All of our assets, including our satellites and ground stations, comprise a single asset group as separately identifiable cash flows attributable to any given satellite cannot be derived. Accordingly, our impairment testing is performed at the DigitalGlobe entity level. Our impairment analysis includes anticipated future cash flows from our satellite constellation as well as costs necessary to complete the construction of our satellites. We test this long-lived tangible asset group for impairment whenever events or changes in circumstances indicate that the asset group’s carrying amount may not be recoverable.

Larry Spirgel

June 27, 2013

When we place the GeoEye-2 satellite into service, all costs associated with removing the satellite from storage and other incremental costs that result from the storage process will be expensed as incurred. However, costs incurred to launch the satellite and perform in-orbit testing prior to the satellite reaching its full operational capacity will be capitalized as these costs are necessary to place the satellite into service. After the satellite has been successfully placed into service, it will be removed from construction-in-process and recorded as a fixed asset.

In addition, in our Form 10-Q for the quarter ended June 30, 2013 and, where applicable, in our future periodic report filings, we will enhance the disclosure of our Satellites and Related Ground Systems accounting policy included in our Annual Report on Form 10-K substantially as follows (underlined text represents additions to existing disclosure):

Satellites and related ground systems are recorded at cost. The cost of our satellite includes capitalized interest cost incurred during the construction and development period. In addition, capitalized costs of our satellite and related ground systems include internal direct labor and project management costs incurred in the construction and development of our satellite and related ground systems. During the construction phase, the costs of our satellites are capitalized, assuming the eventual successful launch and in-orbit operation of the satellite. The portion of any insurance premiums associated with the insurance coverage of the launch and in-orbit commissioning period prior to a satellite reaching start of commercial operations, are capitalized in the original cost of the satellite and are amortized over the estimated life of the asset. Ground systems are placed into service when they are ready for their intended use. If a satellite were to fail during launch or while in-orbit, the resulting loss would be charged to expense in the period in which such loss was to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

The expected operational life of a satellite is determined once the satellite has been placed into orbit. A satellite’s expected operational life is determined by considering certain factors including: i) the orbit in which the satellite is placed; ii) the supply of fuel; iii) environmental stress; iv) the anticipated environmental degradation of solar panels and other components; v) the anticipated levels of solar radiation; vi) the probability of design failure of the satellite’s components from design of manufacturing defect; and vii) the quality of the satellite’s construction.

Larry Spirgel

June 27, 2013

We depreciate the cost of a satellite, after the satellite has been successfully placed into service, over its expected useful life using the straight-line method of depreciation as we anticipate that the satellite will provide consistent levels of imagery over its useful life.

Following each launch, and at least annually thereafter, we review the expected operational life of our satellites. As noted above, we determine a satellite’s expected operational life using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. ~~The expected operational lives of our satellites are affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual environmental degradation of solar panels and other components, levels of solar radiation, the durability of various satellite components and the orbits in which the satellites are placed.~~ Changes in the estimated useful life of our satellites and the related impact on depreciation expense will be accounted for on a prospective basis and these changes could have a material effect on our financial position.

We will also enhance our Goodwill, Intangibles and Other Long-Lived Assets accounting policy disclosure substantially as follows (underlined text represents additions to existing disclosure):

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Factors that would require an impairment assessment include, among other things, a significant change in the extent or manner in which an asset is used, a significant adverse change in the operations of our satellites, a change in government spending or customer demand that could affect the value of the asset group, a significant decline in the observable market value of an asset group or a significant decline in our stock price.

All of the our long-lived tangible assets, including our satellites and ground stations, comprise a single asset group and our impairment testing is performed at the DigitalGlobe entity level as separately identifiable cash flows attributable to any given satellite cannot be derived. Our impairment analysis includes anticipated future cash flows from our satellite constellation as well as costs necessary to complete the construction of our satellites.

An impairment loss is recognized when the carrying amount of these long-lived assets exceeds their fair value. Recoverability of property and equipment is measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value.

Larry Spirgel

June 27, 2013

2.	We note your response to comment 3. We note that the GeoEye-2 satellite was under construction during the first quarter of 2013. Due to the materiality of the asset value, please expand MD&A in your Form 10-Q include a description of your accounting policy for this asset upon completion, including the assumptions used in determining that a five year estimated useful life and straight-line depreciation method are appropriate. Please expand MD&A to discuss any material trends in costs or profitability that may result from accounting for the GeoEye-2 satellite as a temporarily idled facility and explain how your depreciation policy upon completion of the satellite in storage follows the guidance in ASC 360-10.

Response:

We acknowledge the Staff’s comment and confirm that we will expand our disclosures in our Form 10-Q for our quarter ended June 30, 2013 and, where applicable, in our future periodic report filings as noted in our response to Comment No. 1, above.

As the Staff noted, we disclosed in our 8-K/A that we estimated the useful life of satellites obtained in connection with the acquisition of GeoEye currently in orbit at five years. This represented the estimated remaining useful life of the satellites acquired which are currently in-orbit. For clarity, the five year life estimate disclosed in the Form 8-K/A did not include the GeoEye-2 satellite under construction. The estimated useful life of the GeoEye-2 satellite will not be finalized until the satellite is launched. However, as discussed above, our satellites under construction are expected to have useful lives similar to those of our most recently launched satellites whose estimated useful lives range from nine to eleven years.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (303) 684-1221 with any questions or comments regarding this letter.

Very truly yours,

/s/ Yancey L. Spruill
Yancey L. Spruill
Executive Vice President, Chief Financial Officer and Treasurer

Larry Spirgel

June 27, 2013

CC:	Susan M. Fox, Vice President and

                    Chief Accounting Officer

Daniel L. Jablonsky, Senior Vice President,

                    General Counsel and Secretary